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                              December 30, 2020

       Jordan K. Thomsen
       Vice President
       PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
       The Prudential Insurance Company of America
       751 Broad Street, Newark
       New Jersey 071023777

                                                        Re: PRUDENTIAL VARIABLE
CONTRACT REAL PROPERTY ACCOUNT
                                                            Post Effective
Amendment No. 3 on Form S-1
                                                            Response dated
November 24, 2020
                                                            File No. 333-223075

       Dear Mr. Thomsen:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response dated November 24, 2020

       General

   1. Please tell us whether or not you would be willing to use a fixed option in conjunction with the contracts
having a Real Property Accounts as an investment option as the default reallocation option
and, if not, why not.
   2. Please identify and explain the provisions in the contracts issued through the Real
                                                        Property Accounts that
permit the intended default reallocation.
   3. Please clarify whether the total net expenses contract owners must pay for investments in the Real Property
Accounts are higher or lower than the total net expenses those owners would pay for
investments in the real estate fund, and why. In particular, please clarify
 Jordan K. Thomsen
PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 30, 2020
Page 2
      what expenses contract owners are expected to pay for investments in the real estate fund that are comparable in character to those paid by contract owners investors for investments in the Real Property Accounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at
(202) 551-3391 with
any other questions.



                                                           Sincerely,
FirstName LastNameJordan K. Thomsen
                                         Division of Corporation Finance
Comapany NamePRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                                         Office of Real Estate & Construction
December 30, 2020 Page 2
cc:       Christopher E. Palmer, Esq.
FirstName LastName